[LETTERHEAD]

October 28, 2011

Barbara C. Jacobs
Assistant Director
U.S. Securities and
Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       Bulk Storage Software, Inc. (the Company)
Amendment No. 2 to Form S-1 Registration Statement
File Number: 333-168328

Dear Ms. Jacobs;

This is in response to your October 19, 2011 comment to the Company. The paragraph numbers in this letter correspond to those in your comment letter.

Amendment No.2 to Registration Statement on Form S-1 Filed September 22, 2011

General

1.
It appears that you do not intend to register a class of securities under Section 12 of the Securities Exchange Act. As such, please include a risk factor that informs potential investors that you will not be a fully reporting company and will only comply with the limited reporting requirements imposed on Section 15( d) registrants. Briefly explain how those reports vary from the reporting obligations imposed on fully reporting issuers. In this regard, we refer to your disclosure under the caption "Reports" on page 13 where you state that once this registration statement is declared effective you will be required to file annual and quarterly reports.

Please note that the Company plans to register its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended. The appropriate disclosure has been added regarding the registration in the Reports Section.

Barbara C. Jacobs
October 28, 2011

2.
It appears reasonably likely that you will have less than three hundred record shareholders at your next fiscal year end and at the conclusion of the offering. As such it appears that there is a significant risk that your reporting obligations under Section 15( d) of the Securities Exchange Act will be suspended under that statutory section and that you will not be required to provide periodic reports following the Form 10- K that will be required for the fiscal year in which your registration statement becomes effective. Tell us what consideration you have

Since the Company plans to register its common stock under Section 12(g) of the Securities Exchange Act of 1934, as amended, the Company does not believe that a risk factor is necessary in this circumstance.

Summary, page 4

3.	Please revise your prospectus summary to state that your auditors have issued a going concern opinion.

The Company has added the relevant disclosure.

Management’s Discussion and Analysis

Liquidity and Capital Resources, page 16

4. You indicate that your current capital is sufficient because you "believe that [you] can attract sufficient product sales and services within [your] present organizational structure and resources to become profitable." You further assert on page 17 that you expect to "be profitable or at break even by the end of the current fiscal year." Yet, historically you have operated at a net loss and have never generated any revenue. Additionally, it is unclear how you expect to generate revenue when your product is not yet complete, as indicated elsewhere in your prospectus. Further, although you suggest that additional capital may be available from your president, we note that Mr. Gibbs has only agreed to loan funds to the company through December 31, 2011. Given the foregoing, please revise your disclosure to provide a reasonable basis for your belief that your current capital is sufficient to fund planned operations or expand your disclosure to address how the company plans to fund operations during the next twelve months. To the extent you perceive a deficiency in currently available or contractually committed funds for funding operations during the next twelve months, state the minimum period of planned operations that the currently available and contractually committed funds will enable you to fund.

The Company has provided the additional disclosure.

Barbara C. Jacobs
October 28, 2011

5.
Please revise your disclosure to state, if true, that Mr. Gibbs has no obligation to loan additional funds to the company or to pay for costs associated with this offering. Supplementally enhance your disclosure to address how the company intends to handle its liquidity needs if additional funding, from Mr. Gibbs or otherwise, is not available.

The Company has added the relevant disclosure in this section and in Plan of Operation. Please note that the Company plans to scale its level of operations to meet its available resources. Currently, Mr. Gibbs does not take a salary. The Company operates at minimal overhead and plans to do so until it begins to generate revenue.

6.
Please revise to disclose that the promissory note assumed by the company on behalf of Beverage Master Holding Corp. and payable to Brian Sobnosky requires payment of both principal and interest on demand. Discuss the potential liquidity risk associated with this type of obligation and that the intangible asset received in return for your assumption of this note was impaired and written off within 92 days of purchase.

The Company has provided the additional disclosure.

Plan of Operation, page 17

7.
Review and revise your disclosure to ensure that you provide information regarding your plan of operations over the next twelve-month period, measured from the date of the prospectus. In this regard we note that you provide such information as of January 1,2010.

The Company has provided the revised disclosures.

8.
Review the timing described in your prospectus, including the Business section and Management's Discussion and Analysis, to ensure that all plans and descriptions of the company's business are accurate and current. In this regard we note your disclosure on page 17 indicating that you estimate your product to be completed in June 20 11. Yet elsewhere you indicate that you are still currently designing and developing your software product. Please revise your disclosure accordingly and take care to ensure that the current status of your business is conveyed consistently throughout the registration statement.

The Company has provided the additional disclosure.

Barbara C. Jacobs
October 28, 2011

Certain Relationships and Related Transactions, page 25

9.
We note your response to prior comment 3. Please enhance your disclosure to indicate why the company purchased the right to use the name Beverage Master, including an explanation of how such asset will benefit the company and complement your business. Please supplementally provide us with data sufficient that we may assess the "common shareholders" between the company and Beverage Master, Inc. and, if material, include such disclosure in the prospectus.

The Company has provided the additional disclosure.  The Company has purchased the name, “Beverage Master,” because it plans to eventually develop a software product for the beverage industry. At this time, the plan is very preliminary. Notwithstanding the impairment, the Company believes that it can ultimately utilize the name for the benefit of shareholders. Also, the common shareholders of the two companies are Brian F. Sobnosky and  Tom Wanamaker.

10.
We note that you assumed a $35,000 promissory note owed to Brian Sobnosky, who is related to your director, Brian E. Sobnosky. Please tell us what the relationship between Brian E. Sobnosky, Brian Sobnosky, Brian F. Sobnosky, Richard M. Sobnosky, and Renee Sobnosky. Please tell us if Brian Sobnosky is the same person as Brian F. Sobnosky, who is identified as a selling shareholder on page 27, and if so, please revise to disclose that this individual is a selling shareholder in this offering.

Brian E. and Brian F. Sobnosky are cousins. We have clarified each “Brian Sobnosky” named in the registration statement.  Brian F. Sobnosky is the brother of Richard Sobnosky and brother-in-law of Renee Sobnosky.

Selling Shareholders, page 25

11.	Please provide beneficial ownership information as of the most recent practicable date. We note that you have presented such information as of June 30, 2011. Refer to Item 403 of Regulation S- K.

Barbara C. Jacobs
October 28, 2011

The Company has provided the update.

The following responses are provided by the accountants

Financial Statements

Balance Sheet, page F-2

12.	Revise to identify Notes Payable as being due to related party parties. In this regard, please change the name of the line item to "Notes Payable to Related Parties."

Comment complied with. See change to balance sheet “Notes Payable-related party.”

Note 3- Note Payable, page F-8

13.
Please identify the related party with whom the Beverage Master transaction took place. Please tell us why you have not disclosed the acquisition of the Beverage Master intangible asset within the notes to the financial statements.

The Beverage Master transaction took place with Brian F. Sobnosky. Disclosure of the relationship has been enhanced in Footnote 3.  Please see Footnotes 3 and 5 for a complete disclosure of the acquisition and impairment.

Note 5- Note Payable, page F-8

  14.   Please identify the related parties to whom each note is owed.

The related parties are Brian F. Sobnosky ($35,000), Mack Investments Group, LLC ($5,000), Univestors LLC ($5,000), and Brooke Andler ($5,000). Disclosure was added to Footnote 5.

Signature, page II-5

15.
Instruction 1 to the Signatures section of Form S-l requires that the registration statement be signed by the registrant's principal financial officer and controller (or principal accounting officer). In your next amendment, please revise Mr. Gibbs' signature line to indicate each capacity in which he serves.

The appropriate change has been made.

Barbara C. Jacobs
October 28, 2011

Exhibit 5.1

16.
We note your response to prior comment 6 and the filing of an updated legality opinion. However, the legality opinion you filed does not include an opinion of counsel as to whether the 1,253,080 shares of common stock already issued are presently duly authorized, validly issued, fully paid and nonassessable. Please file a revised and updated legality opinion.

A new opinion letter is enclosed in the registration statement.

The Company has noted the comments by the Staff in the closing section. If you have any additional questions, do not hesitate to contact the undersigned. For accounting comments, please contact Mr. Ronald Chadwick at (303) 306-1967.

DAVID WAGNER & ASSOCIATES, P.C.

  /s/ David J. Wagner